Exhibit 99.1

Credicorp’s Board of Directors postpones decision on dividend payment

Lima, Feb. 26, 2021 (GLOBE NEWSWIRE) -- Credicorp (NYSE: BAP) announces to its shareholders and the market that the Board of Directors, in its session held on February 25th, 2021 decided to postpone the decision on dividend payment for the financial year 2020.

The Board came to this determination after a thorough assessment indicated that uncertainty still prevails, particularly with regard to the evolution of the pandemic.

Although the economic indicators in our operating countries have shown clear signs of recovery since the second semester of 2020, the Board believes that the path upward depends greatly on the speed of immunization roll out, and on the easing of the lockdown measures.

Once the outlook is clearer, the Board will decide whether a dividend payment is in order, based on the company´s solvency, liquidity and prospects for growth. Credicorp’s capital ratios remain adequate and above our internal minimum, and as we continue to rebuild our profitability, we expect to further strengthen our capital base.

About Credicorp

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru with presence in Chile, Colombia and Bolivia. Credicorp has a diversified business portfolio organized into four lines of business: Universal Banking, through Banco de Credito del Peru – BCP and Banco de Credito de Bolivia; Microfinance, through Mibanco in Peru and Colombia; Insurance & Pension Funds, through Grupo Pacifico and Prima AFP; and Investment Banking & Wealth Management, through Credicorp Capital, Wealth Management at BCP and Atlantic Security Bank.

For further information please contact the IR team:

investorrelations@credicorpperu.com.pe

Investor Relations

Credicorp Ltd.